FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of February 25, 2005

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: February 25, 2005	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about February 25, 2005

Item 3.	News Release

February 25, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Private Placement

TAG Oil Ltd. (OTCBB: TAGOF) announced today that the Company has reached agreements in principle with accredited North American and European investors to privately place up to 8,000,000 units at US$0.40 per unit, for proceeds of US$3.2 million. Each unit will consist of one common share and one warrant to purchase an additional common share at a price of US$0.60 for the first year and at US$0.80 for the second year.

Item 5.	Full Description of Material Change

Calgary, Alberta - February 25, 2005 --/PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF) announced today that the Company has reached agreements in principle with accredited North American and European investors to privately place up to 8,000,000 units at US$0.40 per unit, for proceeds of US$3.2 million. Each unit will consist of one common share and one warrant to purchase an additional common share at a price of US$0.60 for the first year and at US$0.80 for the second year.

At the Company's option, the warrants will be subject to an accelerated expiry in the event the Company's shares trade at or higher than US$1.00 in the first year and US$1.20 in the second year for 10 consecutive trading days. In that event the warrants will expire 30 days after notice is given to the holder. The common shares in the units and the shares issuable on exercise of the warrants will be subject to a four-month resale restricted period in the principal Canadian jurisdictions, and restricted in the US in accordance with Rule 144.

TAG Oil Ltd. is a Canadian exploration company with operations in the Taranaki and Canterbury basins of New Zealand. As at February 25, 2005 the Company had 16,959,581 shares outstanding (18,292,076 fully diluted) prior to the completion of the above placement.

For further information contact:

Drew Cadenhead, President/CEO
1-403-770-1934

Garth Johnson, CFO
1-604-682-6496
ir@tagoil.com

Forward oriented information disclosure:
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's annual Form 20F filing with the United States Securities Commission and its home jurisdiction filings, available at www.sedar.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report

February 25, 2005

"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia